September 18, 2025
VIA EDGAR
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Joseph Cascarano and Robert Littlepage
Re: Similarweb Ltd.
 Form 20-F for the Fiscal Year Ended December 31, 2024
Filed February 27, 2025
File No. 001-40394
Dear Mr. Cascarano and Mr. Littlepage:
This letter is submitted by Similarweb Ltd. (“Similarweb” or the “Company”) in response to the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated September 8, 2025 (the “Comment Letter”) related to Similarweb's Form 20-F for the Fiscal Year Ended December 31, 2024, filed on February 27, 2025. This letter contains the Company’s response to the Comment Letter. For your convenience, the Staff comment is repeated below, followed by the Company’s response.
Form 20-F for the Fiscal Year Ended December 31, 2024
Operating and Financial Review and Prospects
Key Factors Affecting Our Performance, page 78
1.We note you use Annual Recurring Revenue (ARR) as a key business metric to evaluate further sales expansion of subscription revenues. Please expand your disclosure to address the following and advise us:

●Explain how multi-year contracts are factored into your calculations and the typical terms of such arrangements.
●Clarify how ARR reflects new and existing customers and any actual or anticipated reductions of revenue due to contract non-renewals or cancellations, and discuss any limitations present as a result.

●Disclose the renewal rates for subscription arrangements for each period presented to support your assumptions.
●Describe how ARR differs from GAAP revenue.
●Disclose whether ARR is indicative of future revenue and if not, how it may differ.
Response:
We acknowledge the Staff's comment and respectfully advise the Staff that ARR is used by management as an operational measure because it helps management to assess the scale of our annual subscription contracts and look at the increase in spend from our customers as an indication of the value we provide them over time. Accordingly, as disclosed on page 79 of our Form 20-F, we disclose the expansion trend of our customers' base ARR over time. We respectfully advise the Staff that ARR is used solely as an internal operational measure and that the Company does not report total ARR in its SEC filings or in financial guidance provided to the market.
In response to each comment set forth in the bullet point above, we respectfully advise the Staff as follows:
Explain how multi-year contracts are factored into your calculations and the typical terms of such arrangements.
As disclosed on page 79 of our Form 20-F, we define ARR as “the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions”. For multi-year contracts, we annualize the total contract value by dividing the total committed contract value by the number of months in the contract term and then multiply by 12, thus, only one year of multi-year contracts is included in ARR at any point in time. Typical terms for our multi-year contracts include that they are non-cancellable throughout the contracted term, range between 2-4 years and are typically invoiced for each annual period at the beginning of each year of the contract.
Clarify how ARR reflects new and existing customers and any actual or anticipated reductions of revenue due to contract non-renewals or cancellations, and discuss any limitations present as a result.
Our ARR includes only active contracts as of the end of a period and, therefore, if a contract has not been renewed, it is excluded from our ARR calculations. Our calculation of ARR does not reflect anticipated renewals or non-renewals as it is a point in time calculation. Further, non-recurring revenues, revenues that are one-time in nature, or users who subscribe to our offerings for a period that is less than an annual subscription term are not included in ARR.

Disclose the renewal rates for subscription arrangements for each period presented to support your assumptions.
We respectfully note to the Staff that the Company discloses its net dollar-based retention rate (“NRR”) on a quarterly basis in its quarterly earnings releases, as well as in its annual report on Form 20-F. The definition of NRR as we use it and the methodology we use to calculate NRR are described on page 79 of our Form 20-F. NRR measures the combined impact of renewals, expansions, contractions, and churn in our subscription base and therefore reflects the renewal rate of contracts included in ARR. We believe this disclosure provides investors with a comprehensive measure of customer revenue dynamics that is aligned with our ARR definition, and therefore serves the purpose of renewal-related disclosure.
Describe how ARR differs from GAAP revenue.
ARR is not a measure defined under generally accepted accounting principles in the United States (“GAAP”) and is not derived from a GAAP measure. ARR differs from GAAP revenue because ARR reflects annualized contracted subscription value at a point in time, whereas GAAP revenue is recognized in accordance with ASC 606 based on the satisfaction of performance obligations. In addition, ARR excludes non-recurring revenues, non-subscription revenues, revenues that are one-time in nature or revenues from subscriptions to our offerings for a period that is less than an annual subscription term.
Disclose whether ARR is indicative of future revenue and if not, how it may differ.
We believe that ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. ARR is not a forecast and the active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by our customers.
For evaluating our financial performance, we respectfully direct investors to GAAP revenue, remaining performance obligations and deferred revenue.

We respectfully advise the Staff that we will modify our disclosed definition and explanation of ARR in future filings as set forth below:
Expansion from existing customers
Our large base of customers represents a significant opportunity for further sales expansion. Once a customer has purchased a subscription from us, we have historically experienced significant expansion with them over time as they add additional features, geographic coverage, users and digital intelligence solutions. We look at the increase in spend from our customers as an indication of the value we provide them over time. As an example, as of December 31, 20XX, [___] of our customers generated ARR of $100,000 or more, up from [___] and [____]

customers as of December 31, 20XX and 20XX, respectively, most of whom began initially as smaller customers. The chart below illustrates the percentage of ARR by customer segments broken out by customers who generated ARR of $100,000 or more, between $25,000 and $100,000 and those who generated under $25,000 in ARR. As of December 31, 20XX, customers who generated more than $100,000 in ARR represented [___]% of our total ARR, as compared to [___]% of our total ARR as of December 31, 20XX. We define ARR as the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. A contract is included in ARR for a particular period if it is active at the end of the applicable period and is excluded if it is not active at the end of the applicable period. Multi-year contracts are annualized by dividing the total committed contract value by the number of months in the subscription term and then multiplying by 12. ARR excludes non-recurring revenues, non-subscription revenues, revenues that are one-time in nature or revenues from subscriptions to our offerings for a period that is less than an annual subscription term.
ARR is an operational measure that management uses to evaluate the scale of our annual subscription contracts. While ARR is useful in assessing the scale of our contracted subscription business, it is not necessarily indicative of future GAAP revenue, which is subject to factors such as customer renewals, expansions, contractions, churn and upsell or cross-sell opportunities. Since ARR is not a defined measure under GAAP, investors should not consider ARR as a substitute for revenue recognized under GAAP or for other GAAP-related measures such as remaining performance obligations or deferred revenue. ARR differs from revenue recognized in accordance with GAAP because GAAP revenue is recognized as performance obligations are satisfied, includes non-recurring revenues, such as revenue that is one-time in nature, subscriptions with less than an annual term, non-subscription revenue and the effects of contract modifications.

We appreciate the Staff’s time and attention to this matter. Please do not hesitate to contact me at jasons@similarweb.com with any further questions.
Sincerely,
/s/ Jason Schwartz
Jason Schwartz
Chief Financial Officer